SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

ELRON ELECTRONIC INDUSTRIES LTD.
(Name of Subject Company (Issuer))

DISCOUNT INVESTMENT CORPORATION LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.003 PER SHARE
(Title of Class of Securities)

290160100
(CUSIP Number of Class of Securities)

Kurt Keren, Adv.
Corporate Secretary
Discount Investment Corporation Ltd.
3 Azrieli Center, Triangular Tower, 44th Floor, Tel Aviv 67023, Israel
(972) 3-607-5881
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Daniel E. Wolf, Esq.	Nechama Brin, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Ido Zemach, Adv.
Four Times Square	Goldfarb, Levy, Eran, Meiri & Co.
New York, New York 10036	2 Weizmann Street
Telephone: (212) 735-3000	Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$53,280,000	$5,700.96***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 4,440,000 ordinary shares of Elron Electronic Industries Ltd. at a purchase price of $12.00 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 290160100

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) DISCOUNT INVESTMENT CORPORATION LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,048,613
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,048,613
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,048,613
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14.	TYPE OF REPORTING PERSON * CO

2

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Discount Investment Corporation Ltd., an Israeli company (“Discount”), on October 25, 2006 with the Securities and Exchange Commission (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed by Discount on November 6, 2006 with the Securities and Exchange Commission (“Amendment No. 1”), in connection with its offer to purchase up to 4,440,000 outstanding ordinary shares, nominal (par) value NIS 0.003 per share (the “Shares”), of Elron Electronic Industries Ltd. (“Elron”), at $12.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 25, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, Amendment No. 1, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 2 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 4.

        Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

    1.     The first sentence of the fourth paragraph under the sub-heading “Material U.S. Federal Income Tax Considerations” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase is hereby deleted in its entirety.

    2.     The following sentence is inserted as the first sentence of the fifth paragraph entitled “Characterization of the Purchase if Elron is not a Passive Foreign Investment Company” under the sub-heading “Material U.S. Federal Income Tax Considerations” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase:

“The receipt of cash for Elron shares pursuant to the offer will be treated as a taxable transaction for U.S. federal income tax purposes.”

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated October 25, 2006.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*

(a)(5)(A)	Text of Press Release issued by Discount on October 25, 2006.*

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on October 25, 2006.*, **

(a)(5)(C)	Form of Acceptance Notices filed with the Israeli Securities Authority on October 25, 2006.*, **

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.

**	English translation from Hebrew.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DISCOUNT INVESTMENT CORPORATION LTD. By: /s/ Oren Lieder —————————————— Oren Lieder Senior Vice President and Chief Financial Officer	/s/ Michel Dahan —————————————— Michel Dahan Vice President and Comptroller

Dated: November 13, 2006

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EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated October 25, 2006.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*

(a)(5)(A)	Text of Press Release issued by Discount on October 25, 2006.*

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on October 25, 2006.*,**

(a)(5)(C)	Form of Acceptance Notices filed with the Israeli Securities Authority on October 25, 2006.*,**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with Schedule TO.

**	English translation from Hebrew.

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